UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



	SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. ____________)*


DATA PROCESSING RESOURCES CP

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

237823109

(CUSIP Number)



Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G


CUSIP No.  036110401					Page  1  of  5 Pages

1. NAME OF REPORTING PERSONS

   SOUNDSHORE HOLDINGS LTD
   SS OR IRS IDENTIFICATION NO. OF ABOVE PERSONS
   98-0191909

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)
   N/A                                              (b)

3. SEC USE ONLY

4. CITIZEN OR PLACE OF ORGANIZATION

CORPORATION ORGANIZED AND EXISTING UNDER THE COMPANIES
ACT OF 1981 OF BERMUDA

NUMBER  OF SHARES

5. SOLE VOTING POWER

33,635,000 CORPORATE DEBT CONVERTIBLE INTO 947,464.32
SHARES (COMMON)

BENEFICIALLY OWNED BY EACH

6. SHARED VOTING POWER

N/A

REPORTING PERSON WITH

7. SOLE DISPOSITION POWER

33,635,000 CORPORATE DEBT CONVERTIBLE INTO 947,464.32
SHARES (COMMON)

8. SHARED DISPOSITION POWER

N/A

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,635,000 CORPORATE DEBT CONVERTIBLE INTO 947,464.32 SHARES
(COMMON)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.43%

12. TYPE OF REPORTING PERSON*

CO

* SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G


Item 1:	Security and Issuer

1(a) 	Name of Issuer

DATA PROCESSING RESOURCES CP

1(b)	Address of Issuer's Principal Executive Offices

18301 VON KARMAN AVE
SUITE 600
IRVINE, CA 92612

Item 2:	Identity and Background

2(a)	Name of person Filing
SoundShore Holdings Ltd.

2(b)	Address of Principal Business Office or,
if none, Residence
29 Richmond Road, Pembroke HM08 Bermuda

2(c)	Citizenship Corporation organized in Delaware (US)
A corporation organized and existing under the Companies Act of 1981 of Bermuda.

2(d)	Title of Class of Security
DATA PROCESSING RESOURCES CP

2(e)	Cusip Number
237823109

Item 3:		If this statement is filed pursuant to Rule 13d-1(b),
or 13d-2(b), the person filing is a:

SoundShore Holdings Ltd, is filing Form 13G as a Passive
Investor. SoundShore Holdings Ltd. does not seek to acquire or influence control of the issuer and owns less than 10% of the class of securities.

Item 4:	Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement or as the last day of any month described in Rule 13d-1(B)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

4(a)		Amount Beneficially Owned

33,635,000 CORPORATE DEBT CONVERTIBLE INTO 947,464.32
SHARES (COMMON)

4(b)		Percent of Class
6.43%

4(c)(i)		Sole power to vote or to direct the vote

33,635,000 CORPORATE DEBT CONVERTIBLE INTO 947,464.32
SHARES (COMMON)

4(c)(ii)	Shared power to vote or to direct the vote
None

4(c)(iii)	Sole power to dispose or to direct the disposition of

33,635,000 CORPORATE DEBT CONVERTIBLE INTO 947,464.32
SHARES (COMMON)

4(c)(iv)	Shared power to dispose or to direct the disposition of
None

Instruction:	For computation regarding securities which represent a
right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction:	Dissolution of a group requires a response to
this item.

Item 6:	Ownership of More than Five percent on Behalf of
Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable


Item 7:	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 8:	Identification and Classification of Members of the
Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity had Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable

Item 10:	Certification

The following certification shall be included if the statement is filed pursuant to Rule 13D-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               /s/ Anthony Giordano
Date					   	   	  Signature

								           Anthony Giordano
							        	   Director
       								    Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power os attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.